Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

November 9, 2023

VIA EDGAR TRANSMISSION

Mr. David Matthews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”) Post-Effective Amendment No. 189 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-227298, 811-23377

Dear Mr. Matthews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 6, 2023, with respect to the Amendment and the Trust’s proposed eight new series, the Unlimited HFEQ Equity Long/Short Return Tracker ETF, Unlimited HFGM Global Macro Return Tracker ETF, Unlimited HFEV Event Driven Return Tracker ETF, Unlimited HFFI Fixed Income Return Tracker ETF, Unlimited HFEM Emerging Markets Return Tracker ETF, Unlimited HFMF Managed Futures Return Tracker ETF, Unlimited Ultra HFND Multi-Strategy Return Tracker ETF, and Unlimited Low-Beta HFND Multi-Strategy ETF (each, a “Fund,” and collectively, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	In correspondence, please tell us the degree to which the Sub-Adviser’s proprietary machine-learning algorithm has been effective in meeting the investment objective of the Unlimited HFND Multi-Strategy Return Tracker ETF (the “HFND ETF”), a separate series of the Trust, using data if applicable. Please consider sharing your experience and learning on this product so that the Staff may better understand any potential disclosure implications for existing and future funds.

Response: The technology behind the HFND ETF has operated largely within the Sub-Adviser’s expectations since its launch. The HFND ETF seeks to create an investment portfolio that has similar return characteristics as the hedge fund industry gross of fees returns. To assess the effectiveness of the Sub-Adviser’s technology to achieve the HFND ETF’s investment objective, the Sub-Adviser compares the return outcomes to that of a wide variety of hedge fund benchmarks. As demonstrated in the chart below, the HFND ETF has had an 85-90% correlation in one week returns to the well-known HFRX Global Hedge Fund Index (the “HFRX Index”) since launch, which is in line with the Sub-Adviser’s initial expectations. Further, from a total return perspective, the HFND ETF has delivered returns of 1.70% for the period from commencement of operations on October 10, 2022 through September 30, 2023, which compares well to the HFRX Index total return of 1.48% and HFRI 500 Index of 4.05% over the same period.

Source: Yahoo Finance, HFR, and Unlimited Calculations

2.	In correspondence, please provide a completed fee table pre-effectively for each new series, and include how “other expenses” and any AFFE, if applicable, were reasonably estimated for the current disclosure.

Response: Each Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by noting that Other Expenses and Acquired Fund Fees and Expenses were estimated based on a review of sample portfolio holdings for each Fund. The Trust believes that the estimated Other Expenses and Acquired Fund Fees and Expenses for each Fund’s initial fiscal year are reasonable given each Fund’s expected portfolio holdings.

3.	In correspondence, specific to the Unlimited HFGM Global Macro Return Tracker ETF’s futures and other strategies that may invest in commodities futures contracts, please explain what, if any, additional measures will be taken to ensure the Fund will qualify to be treated as a RIC under sub-chapter M. If the level of investment in commodity futures contracts will materially increase the failure to qualify for RIC status, please add additional risk disclosure and tax risk disclosure related to investments in commodities futures contracts.

Response: The Trust notes that the Fund will seek to achieve its investment objective primarily by investing in other ETFs. To the limited extent the Fund invests directly in futures contracts, the Adviser will actively monitor the income the Fund derives from such futures investments to ensure that the income generated therefrom (collectively with any other sources of “bad” income) in each tax year is less than 10% of the Fund’s overall income.

4.	The inclusion of the term “fixed income” in the name of Unlimited HFFI Fixed Income Return Tracker ETF requires an 80% investment policy and compliance with Rule 35d-1 under the 1940 Act (“Rule 35d-1”).

Response: The Trust confirms the Fund will maintain an 80% policy in accordance with Rule 35d-1. Specifically, the policy states:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in fixed income securities, including Underlying ETFs that invest primarily in fixed income securities, and futures contracts based on fixed income investments.

5.	The inclusion of the term “emerging markets” in the name of Unlimited HFEM Emerging Markets Return Tracker ETF requires an 80% investment policy and compliance with Rule 35d-1.

Response: The Trust confirms the Fund will maintain an 80% policy in accordance with Rule 35d-1. Specifically, the policy states:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in emerging market securities, including securities issued by companies located in emerging markets, Underlying ETFs that invest primarily in emerging market securities, and futures contracts on emerging market indices.

6.	The inclusion of the term “managed futures” in the name of Unlimited HFMF Managed Futures Return Tracker ETF (the “HFMF ETF”) requires an 80% investment policy and compliance with Rule 35d-1.

Response: The Trust respectfully disagrees that the use of the term “managed futures” in the HFMF ETF’s name makes the Fund subject to the currently effective requirements of Rule 35d-1. The Trust notes that it believes that the use of the term “managed futures” in the HFMF ETF’s name connotes an investment strategy rather than a particular type of investment, as an investor cannot invest in a “managed future.” Accordingly, the Trust does not believe that the HFMF ETF’s name is subject to the currently effective Rule 35d-1. The Trust also notes a number of currently operational actively-managed ETFs that have “managed futures” in their name but do not have an 80% investment policy.

The Trust acknowledges that the use of the term “managed futures” in the HFMF ETF’s name could be subject to the requirements of recently adopted changes to Rule 35d-1 which go effective on December 10, 2023. See Investment Company Names, SEC Release No. IC-35000 (Sept. 20, 2023) (the “Rule 35d-1 Release”). As revised, Rule 35d-1(a)(2) will require an 80% investment policy if an investment company’s name suggests that the investment company focuses on investments that have, or whose issuers have, particular characteristics, with Rule 35d-1(a)(2)(iii) providing that any terms used in an investment company’s name should be consistent with those terms’ plain English meaning or established industry use. As noted in the Rule 35d-1 Release, the intent of the amendments to require an 80% investment policy for investment companies with names that suggest a certain focus is to ensure that such investment companies invest in accordance with the focus suggested by such investment companies’ names. The Rule 35d-1 release further states that “the amended rule provides fund managers with flexibility to ascribe reasonable definitions for the terms used in a fund’s name and flexibility to determine the specific criteria the fund uses to select the investments that the term describes” and that “the amended rule is designed for funds to retain reasonable discretion in establishing their 80% investment policies, which allows funds to implement nuanced and innovative investment strategies.”

The Trust believes that the use of “return tracker” in conjunction with “managed futures” in the HFMF ETF’s name does not connote a focus on particular investment types but on a portfolio that will seek to achieve investment returns consistent with a fund or funds implementing a managed futures strategy. As stated in the HFMF ETF’s principal investment strategy, the HFMF ETF will seek to achieve investment returns consistent with the managed futures hedge fund sector through investing in Underlying ETFs and futures contracts while also clearly stating that the HFMF ETF will not invest in hedge funds, seek to replicate hedge fund holdings, or engage in certain types of investment activities that are permissible for hedge funds. Accordingly, the HFMF ETF intends to adopt an 80% investment policy as follows, which the Trust believes complies with Rule 35d-1 as amended by the Rule 35d-1 Release:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of Underlying ETFs and futures contracts that the Sub-Adviser believes have similar return characteristics as the hedge fund industry’s Managed Futures sector.

7.	In correspondence, please also explain how the HFMF ETF differs (other than by name) from the proposed Unlimited HFGM Global Macro Return Tracker ETF in light of their identical or substantially similar objectives, investment strategy descriptions, universe of portfolio construction investments, and principal risks. Also explain, in correspondence, how the HFMF ETF’s proposed investments in ETFs focused on fixed income, various equity sectors and styles, is consistent with a Fund holding itself out as a managed futures fund.

Response: The Trust notes that, as disclosed in the prospectus, the hedge fund industry is comprised of various sectors. Among the sectors are the “Global Macro” sector and the “Managed Futures” sector. For each sector-focused Fund included in the Amendment, the applicable principal investment strategy disclosure states that the Fund will seek to achieve investment returns consistent with the applicable hedge fund sector through investing in Underlying ETFs and futures contracts.

Although the two Funds’ disclosures are similar, each Fund focuses on a different hedge fund sector. The Sub-Adviser will construct a unique portfolio for each Fund using similar types of investments, namely Underlying ETFs and futures contracts, with the intent of creating a portfolio that will produce returns that align with the applicable hedge fund sector. The Trust notes additionally that, in response to Comment 12 below, the foregoing distinction will be clarified with the addition of a description of each Fund’s corresponding hedge fund sector.

8.	The statement in the SAI that the Funds do not intend to borrow money for investment purposes is inconsistent with the stated investment strategy of the Unlimited Ultra HFND Multi-Strategy Return Tracker ETF. Please conform the disclosure in the SAI to be consistent with the prospectus, and disclose in more detail, in the Item 9 risk factors for this Fund, the limitations on borrowing for investment purposes imposed under the 1940 Act.

Response: The Trust confirms that the disclosure in the SAI with respect to the Unlimited Ultra HFND Multi-Strategy Return Tracker ETF has been revised to be consistent with the aforementioned prospectus disclosure. Additionally, the following additional disclosure has been added to the Fund’s Item 9 risk factors concerning the limitations on borrowing for investment purposes imposed under the 1940 Act.

“The Fund may achieve leverage through borrowing subject to the limitations set forth in Section 18 of the 1940 Act. The 1940 Act precludes the Fund from borrowing if, as a result of such borrowing, the total amount of all money borrowed by the Fund exceeds 33 1/3% of the value of its total assets (including borrowed assets) at the time of such borrowings. This means that the 1940 Act requires the Fund to maintain continuous asset coverage of 300% of the amount borrowed. Essentially, for every dollar borrowed, a Fund must maintain at least three dollars in assets. If the 300% asset coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio holdings to reduce the amount borrowed and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to sell securities at that time”

9.	The third and fifth paragraphs of the “Investment Process” sub-section for the Unlimited Ultra HFND Multi-Strategy Return Tracker ETF include repetitive yet conflicting descriptions of intended ranges of levered exposure and means of obtaining such leverage. Please revise the disclosure consistently.

Response: The Trust confirms that the language has been revised for consistency.

10.	With respect to the Unlimited Low-Beta HFND Multi-Strategy ETF, please explain in the disclosure how dynamically weighting each sector of the portfolio reduces the beta of the portfolio.

Response: The Trust confirms that an explanation as to how dynamically weighting sectors can reduce the portfolio’s beta has been added to the Prospectus.

11.	For the Unlimited Low-Beta HFND Multi-Strategy Return Tracker ETF, please clarify the following statement: “Over time, through the use of this proprietary process, the Sub-Adviser expects the Fund to have similar return characteristics as a levered exposure to the hedge fund industry gross of fees returns,” to incorporate the concept of lowering beta vis-à-vis the hedge fund industry’s gross of fees returns.

Response: The Trust respectfully notes that the foregoing statement relates to the Unlimited Ultra HFND Multi-Strategy Return Tracker ETF. The Trust further notes that the corresponding statement for the Unlimited Low-Beta HFND Multi-Strategy Return Tracker ETF already references “low beta.”

12.	Please include in the summary for each Fund, a brief definition of the hedge fund sector corresponding to its strategy. In Item 9, expand the description of each hedge fund sector to include examples of the type of indices corresponding to each sector that the Sub-Adviser intends to analyze or utilize to make ongoing adjustments to a Fund’s portfolio.

Response: The Trust confirms that a brief description of each hedge fund sector has been added to the summary for each Fund that is designed to have return characteristics similar to that of a particular hedge fund sector, and that the Item 9 description of each hedge fund sector has been expanded to include an overview of relevant indices.

•	Equity Long Short Indices: Indices that track the performance of hedge funds implementing equity long-short strategies. These indices measure the returns of funds that typically take both long positions in stocks expected to appreciate in value and short positions in stocks anticipated to decline in value, aiming to minimize market exposure.

•	Global Macro Indices: Indices that track the performance of hedge funds implementing a global macro strategy. Such indices capture funds that base their holdings on the overall economic and political views of different countries, considering macroeconomic principles.

•	Event Driven Indices: Indices designed track the performance of hedge funds implementing an event-driven strategy. These indices track funds aiming to capitalize on temporary stock mispricings that can occur before or after corporate events such as mergers, acquisitions, or restructurings.

•	Fixed Income Indices: Indices that track the performance of hedge funds investing in a range of fixed income instruments. These indices monitor the performance of funds that may take leveraged long and short positions in instruments like mortgage-backed securities, government bonds, and corporate bonds, aiming to profit from perceived mispricings.

•	Emerging Markets Indices: Indices that track the performance of hedge funds investing in securities from emerging market economies. Such indices aim to capture the performance of funds that focus on countries with developing economies.

•	Managed Futures Indices: Indices that track the performance of hedge funds implementing a managed futures strategy. These indices measure returns of funds that engage in agreements to buy or sell assets, such as commodities or equity securities, at predetermined prices.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Tidal Investments LLC

Appendix A

Unlimited HFEQ Equity Long/Short Return Tracker ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.16%
Acquired Fund Fees and Expenses(2)	0.09%
Total Annual Fund Operating Expenses	1.20%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$122	$381

Unlimited HFGM Global Macro Return Tracker ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	1.46%
Acquired Fund Fees and Expenses(2)	0.27%
Total Annual Fund Operating Expenses	2.68%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$271	$832

Unlimited HFEV Event Driven Return Tracker ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.21%
Acquired Fund Fees and Expenses(2)	0.23%
Total Annual Fund Operating Expenses	1.39%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$142	$440

Unlimited HFFI Fixed Income Return Tracker ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.22%
Acquired Fund Fees and Expenses(2)	0.55%
Total Annual Fund Operating Expenses	1.72%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$175	$542

Unlimited HFEM Emerging Markets Return Tracker ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.58%
Acquired Fund Fees and Expenses(2)	0.25%
Total Annual Fund Operating Expenses	1.78%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$181	$560

Unlimited HFMF Managed Futures Return Tracker ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	1.41%
Acquired Fund Fees and Expenses(2)	0.05%
Total Annual Fund Operating Expenses	2.41%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$244	$751

Unlimited Ultra HFND Multi-Strategy Return Tracker ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	1.06%
Acquired Fund Fees and Expenses(2)	0.32%
Total Annual Fund Operating Expenses	2.33%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$236	$727

Unlimited Low-Beta HFND Multi-Strategy ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.49%
Acquired Fund Fees and Expenses(2)	0.17%
Total Annual Fund Operating Expenses	1.61%

(1)	The Fund’s investment adviser, Tidal Investments LLC (“Tidal” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$164	$508